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FORM 4
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                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                     WASHINGTON, DC 20549                       --------------------------
                                                                                                        OMB APPROVAL
                                          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP          --------------------------
/ / CHECK BOX IF NO                                                                             OMB Number:      3235-0287
    LONGER SUBJECT TO                  Filed pursuant to Section 16(a) of the Securities        Expires: December 31, 2001
    SECTION 16. FORM 4                     Exchange Act of 1934, Section 17(a) of the           Estimated average burden
    OR FORM 5 OBLIGATIONS                  Public Utility Holding Company Act of 1935           hours per response ... 0.5
    MAY CONTINUE. SEE                      or Section 30(f) of the Investment Company           --------------------------
    INSTRUCTION 1(b).                                     Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  McGuire         Joseph             G            Tweeter Home Entertainment Group, Inc. TWTR       Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
              40 Pequot Way                       Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person, if an Entity          01/02           ----        title ---       below)
                 (Street)                         (Voluntary)             ------------------                below)
  Canton,            MA              02021                                5. If Amendment,       Sr Vice President/CFO
---------------------------------------------                                Date of Original --------------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                      Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/     ---------------------------------------                          Indirect       Owner-
                                   Year)    Code    V       Amount   (A) or   Price                          (I)            ship
                                                                     (D)                                     (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                     1/24/02     G(1)             1,200   D       27.575          16,650          D
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Common Stock                     1/28/02     M(2)             1,200   A        8.50           16,650          D
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Common Stock                     1/28/02     S                1,200   D       28.0071         16,650          D
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Common Stock                     1/29/02     M(2)             3,600   A        8.50           16,650          D
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Common Stock                     1/29/02     M(2)             5,400   A       16.063          16,650          D
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Common Stock                     1/29/02     S                9,000   D       27.90           16,650          D
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Common Stock                     1/29/02     G(3)               719   D       27.79           16,650          D
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Common Stock                     1/29/02     G(4)               719   D       27.79           16,650          D
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Common Stock                     1/29/02     G                  719   A       27.79               --          I     Daughter's Trust
                                                                                                                    Meghan Kelly
                                                                                                                    McGuire
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Common Stock                     1/29/02     G                  719   A       27.79               --          I     Daughter's Trust
                                                                                                                    Abigail Jean
                                                                                                                    McGuire
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Common Stock                     1/30/02     S(5)             1,429   D       27.80               --          I     Daughter's Trust
                                                                                                                    Meghan Kelly
                                                                                                                    McGuire
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Common Stock                     1/30/02     S(6)             1,429   D       27.80               --          I     Daughter's Trust
                                                                                                                    Abigail Jean
                                                                                                                    McGuire
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Common Stock                     1/31/02     S                4,500   D       28.00           16,650          D
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                      (Print or Type Response)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     -----------------------------------
                                                                               Date    Expira-            Amount or
                                                  ---------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Options                     8.50         1/28/02    X(2)               1,200   7/16/01  7/16/04   Common   1,200        8.50
                                                                                                  Stock
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Options                     8.50         1/29/02    X(2)               3,600   7/16/01  7/16/04   Common   3,600        8.50
                                                                                                  Stock
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Options                    16.063        1/29/02    X(2)               5,400   7/28/01  7/28/04   Common   5,400       16.063
                                                                                                  Stock
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                72,200                    D
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                                72,200                    D
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                                72,200                    D
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Explanation of Responses:
(1) Gift of 1,200 shares to Bethany Congregational Church, Foxboro, MA.
(2) Exercise of Options.
(3) Gift to Trust dated 4/16/93 f/b/o Meghan Kelly McGuire. Mr. McGuire and his spouse are trustees of this trust. Mr. McGuire disclaims beneficial ownership of such shares.
(4) Gift to Trust dated 4/6/95 f/b/o Abigail Jean McGuire. Mr. McGuire and his spouse are trustees of this trust. Mr. McGuire disclaims beneficial ownership of such shares.
(5) Sale of shares from Trust dated 4/16/93 f/b/o Meghan Kelly McGuire.
(6) Sale of shares from Trust dated 4/6/95 f/b/o Abigail Jean McGuire.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     /s/ Joseph G. McGuire          2/8/02
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- ------
                                                                                             **Signature of Reporting Person  Date

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.
